SOLEBURY CAPITAL LLC (A WHOLLY-OWNED SUBSIDIARY OF PNC BANK, N.A.)

Financial Statements and
Supplementary Information

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solebury Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South River Road
(No. and Street)

New Hope	PA	18938
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig E. Wicks (412) 762-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Craig E. Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lois M. Perlik, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Contents
December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-10

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Solebury Capital LLC's Exemption Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
   PNC Bank, N.A.)
New Hope, Pennsylvania

We have audited the accompanying financial statements of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 28, 2017

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	48,869,768
Tax assets		436,365
Accounts receivable		686,708
Prepaid expense		11,827
Property and Equipment, net of accumulated depreciation		301,207
Total assets		50,305,875

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		6,509,952
Member's equity		43,795,923
Total liabilities and member's equity	$	50,305,875

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Operations
Year Ended December 31, 2016

Revenue:		
Advisory fees	$	17,303,437
Interest income		80,926
Total revenue		17,384,363
Expenses:		
Salaries and benefits		9,790,833
Parent overhead		748,601
Administrative costs		275,558
Travel and meals		261,874
Occupancy and Depreciation		684,074
Professional fees		59,063
Dues/subscriptions		176,482
Regulatory fees		61,729
Communication expense		25,014
Equipment		28,612
Other operating expenses		78,120
Total expenses		12,189,960
Pre-tax income		5,194,403
Provision for income taxes		1,972,433
Net income	$	3,221,970

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Changes in Member's Equity
Year Ended December 31, 2016

	Member's Equity
Balance, December 31, 2015	$ 40,383,588
Net income	3,221,970
Capital adjustment for state tax settlement	190,365
Balance, December 31, 2016	$ 43,795,923

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	3,221,970
Capital adjustments		190,365
Depreciation		49,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in tax assets		3,072,965
Decrease in accounts receivable		15,183
Increase in prepaid expenses		(6,162)
Decrease in other assets		4,530
Decrease in accounts payable and accrued expenses		(1,117,176)
Net cash provided by operating activities		5,431,442
Cash flows used in investing activities:		
Purchase of property and equipment		(350,974)
Net increase in cash and cash equivalents		5,080,468
Cash and cash equivalents, beginning of year		43,789,300
Cash and cash equivalents, end of year	$	48,869,768

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2016

1) Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company is a wholly-owned subsidiary of PNC Bank, N.A. ("PNC"), which is a wholly owned subsidiary of The PNC Financial Services Group. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Revenue Recognition

For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. The carrying amounts reported in cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment primarily consist of Leasehold improvements which are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2016

Income Taxes

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) *740, Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2013.

The Company's operating results are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses an affiliate, PNC to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2016

Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2017, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued guidance deferring the mandatory effective date of the ASU for one year, to annual reporting periods beginning after December 15, 2017. The Company plans to adopt the ASU consistent with the deferred mandatory effective date. Based on the Company's evaluation to date, the Company does not expect the adoption of this standard to have a significant impact on its results of operations or its financial condition. Additionally, the Company will continue to evaluate this standard's impact as standard-setting, regulatory views and interpretations evolve.

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial position. The Company is currently evaluating the impact of adopting ASU 2016-02, which is effective for the Company on January 1, 2019.

3) Related Party Transactions

The Company has an expense and facilities sharing agreement ("Management agreement") with PNC. The Company reimburses PNC on a monthly basis for overhead costs based on an agreed upon allocation. The total related party expenses under the expense and facilities sharing agreement were $748,601 for the year ended December 31, 2016. As of December 31, 2016, there is no outstanding balance due to PNC.

The Company also holds a demand deposit account with its parent PNC. The total funds held in this account as of December 31, 2016, were $2,893,783 and is recorded in cash and cash equivalents on the statement of financial condition.

The Company holds a highly liquid money market fund with BlackRock, Inc. As of December 31, 2016, the Company held a balance of $45,975,984 and is recorded in cash and cash equivalents on the statement of financial condition. The Company had related interest of $80,926, which is recorded in interest income on the statement of operations.

The Company holds leased office space from PNC. As of December 31, 2016, the related occupancy expense totaled $105,936 in 2016.

4) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2016, the Company had net capital of approximately $39.5 million which was approximately $39.2 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

5) Retirement Plan

PNC sponsors a 401(k) plan (the "Plan") that covers all eligible PNC employees. For employees that were hired prior to January 1, 2015, the following plan was in effect. Full-time employees become eligible for the Plan based on date of hire, and as soon as administratively feasible. Part-time employees are eligible for the Plan on the first of the month following or coincident with the completion of one year of service, that is, 1,000 hours of service during the 12 month period beginning on the first day of employment. Under the Plan, employee contributions up to 4% of eligible compensation are matched at 100% each pay period as defined by the Plan and subject to code limitations. A full-time employee is eligible for match the first of the month following six months of service. A part-time employee is eligible for match the first of the month upon completion of twelve months of continuous service. The PNC match expense related to the Company participants' eligible through December 2016, was $115,767 and is recorded in salaries and benefits on the statement of operations. Company matching contributions become 100% vested after completing three years of service.

Effective January 1, 2015, auto-enrollment was implemented for new hires and rehires. Employees hired or rehired on or after January 1, 2015, who do not enroll or opt out in 30 days will be automatically enrolled in the Plan at a contribution rate of 4%.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to Financial Statements
December 31, 2016

6) Income Taxes

The components of income tax expense are as follows:

Current expense/(benefit):	
Federal	($107,770)
State	($18,031)
Total current	($125,801)
Deferred expense/(benefit):	
Federal	1,887,988
State	$210,246
Total deferred	$2,098,234
Total income tax expense	$1,972,433

Significant components of the Company's net deferred tax asset, included in tax assets in the statement of financial condition, are as follows:

	Tax
Salary and Benefits	340,889
Other	(2,070)
Net deferred tax asset	$338,819

As December 31, 2016 the company had a current tax receivable of $97,546
A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal rate	35.00%
State Tax (net of fed benefit)	2.41%
Other	0.57%
Total effective tax rate	37.98%

At year end, the company did not have any amounts relating to uncertain tax benefits.

7) Leasing Rental Expense

The Company leases various office space that expire at various dates through 2022. The leases contain certain renewal options for like terms. The related rent expense totaled $385,000 in 2016. At December 31, 2016, future minimum lease payments due under operating leases are as follows:

- 2017: $397,000
- 2018: $407,000
- 2019: $416,000
- 2020: $407,000
- 2021: $397,000
- Thereafter: $107,000

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:	
Member's equity	$ 43,795,923
Deductions from and/or changes to member's equity:	
Investment in & receivables from affiliates	1,898,941
Property and Equipment	301,207
Tax Assets and Other	436,484
Receivables and prepiad expense	698,535
Total nonallowable assets	3,335,167
Haircut on money market fund	919,520
Net capital	39,541,236
Computation of alternate net capital requirement:	
Minimum net capital required	250,000
Excess net capital	$ 39,291,236
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 39,241,236

Statement Pursuant to Rule 17a-5(d)(4)

Reconciliation between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016, is as follows:

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	39,803,013
Tax Equity Adjustment	(324,772)
Decrease in taxes receivable	362,793
Increase in property and equipment	(261,777)
Increase in deferred tax assets	(38,021)
Net capital per the proceeding	$ 39,541,236

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Schedule II
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the
   Securities and Exchange Commission
December 31, 2016

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Report of Independent Registered Public Accounting Firm

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
   PNC Bank, N.A.)
New Hope, Pennsylvania

We have reviewed management's statements, included in the accompanying Solebury Capital LLC's Exemption Report, in which (1) Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the Company), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.   The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 28, 2017

SOLEBURY CAPITAL LLC

Solebury Capital LLC's Exemption Report

Solebury Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C,F.R. §240,17a-5; "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 based upon section (k)(2)(i) – the company does not carry customer accounts and is engaged in the capital markets advisory business. The company met the exemption requirement throughout the most recent fiscal year 2016.



Craig E. Wicks
Vice President



Youlree Im
Chief Administrative Office

Alan Sheriff
Co-Chief Executive Officer

February 22, 2017

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
  PNC Bank, N.A.)
New Hope, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the Company) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016. We note that Form X-17A-5 reported $17,384,363 and Form SIPC-7 reported $17,384,364.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Member of The Leading Edge Alliance

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com
4905 West Tilghman Street, Suite 230, Allentown, PA 18104 | 484-224-7071

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67548 FINRA DEC
SOLEBURY CAPITAL LLC
400 S RIVER RD STE 300
NEW HOPE, PA 18938-2255

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Wicks 412-762-9595

2. A. General Assessment (item 2e from page 2) $43,152

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,303)
07/25/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 23,849

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $23,849

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $23,849

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SOLEBURY CAPITAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Finance and Operations Principal (FINOP)
(Title)

Dated the 14 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,384,364

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Client reimbursables   123,467

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   123,467

2d. SIPC Net Operating Revenues $ 17,260,897

2e. General Assessment @ .0025 $ 43,152

(to page 1, line 2.A.)

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